UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934*

Corus Bankshares, Inc.
(Name of Issuer)

Common Stock, par value $0.05 per share
(Title of Class of Securities)

220873103
(CUSIP Number)

October 20, 2007
(Date of Event Which Requires Filing of This Statement)

                    Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 220873103

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Murray Galinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 955,780 shares (1)
	6	SHARED VOTING POWER 2,566,866 shares (2)
	7	SOLE DISPOSITIVE POWER 955,780 shares (1)
	8	SHARED DISPOSITIVE POWER 2,566,866 shares (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,522,646 shares (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%(4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes 6,000 shares held by Kindervest, a partnership for which Mr. Galinson is the sole manager and 949,780 shares held by trusts for which Mr. Galinson, acting as trustee, has sole voting and investment power.

(2) Includes 1,793,258 shares held by the Murray and Elaine Galinson Living Trust, for which Mr. Galinson and his wife have shared voting and investment power, and 773,608 shares held by Galinson Family Partnership 2, for which Mr. Galinson and his wife have shared voting and investment power.

(3) Mr. Galinson disclaims beneficial ownership of the shares listed above, except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission for purposes of Sections 13(d) or 13(g) or any other purpose.

(4) Based on 56,176,459 shares of common stock of Corus Bankshares, Inc. outstanding as of October 31, 2007, as reported in Corus Bankshares’ Quarterly Report on Form 10-Q filed on November 8, 2007.

CUSIP No. 220873103

Item 1(a).                 Name of Issuer:

Corus Bankshares, Inc.

Item 1(b).                 Address of Issuer’s Principal Executive Offices:

3959 N. Lincoln Ave., Chicago, IL  60613-2431

Item 2(a).                 Name of Person Filing:

This Statement is being filed by Murray Galinson.

Item 2(b).                 Address of Principal Business Office or, if none, Residence:

Mr. Galinson’s address is:  Price Entities, 7979 Ivanhe Avenue #520, La Jolla, CA  92037

Item 2(c).                 Citizenship:

Mr. Galinson is a United States citizen.

Item 2(d).                 Title of Class of Securities:

Common stock, $0.05 par value per share

Item 2(e).                 CUSIP Number:

220873103

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.                                Ownership

(a)           Amount beneficially owned:

3,522,646 Shares (1)

CUSIP No. 220873103

(b)           Percent of class(2):

6.3%

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 955,780 Shares (3)

(ii)	Shared power to vote or to direct the vote: 2,566,866 Shares (4)

(iii)	Sole power to dispose or to direct the disposition of: 955,780 Shares (3)

(iv)	Shared power to dispose or to direct the disposition of: 2,566,866 Shares (4)

(1) Mr. Galinson disclaims beneficial ownership of the shares listed above, except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission for purposes of Sections 13(d) or 13(g) or any other purpose.

(2) Based on 56,176,459 shares of common stock of Corus Bankshares, Inc. outstanding as of October 31, 2007, as reported in Corus Bankshares’ Quarterly Report on Form 10-Q filed on November 8, 2007.

(3) Includes 6,000 shares held by Kindervest, a partnership for which Mr. Galinson is the sole manager and 949,780 shares held by trusts for which Mr. Galinson, acting as trustee, has sole voting and investment power.

(4) Includes 1,793,258 shares held by the Murray and Elaine Galinson Living Trust, for which Mr. Galinson and his wife have shared voting and investment power, and 773,608 shares held by Galinson Family Partnership 2, for which Mr. Galinson and his wife have shared voting and investment power.

Item 5.                   Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐

Item 6.                   Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.                   Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

CUSIP No. 220873103

Item 8.                   Identification and Classification of Members of the Group:

Not applicable

Item 9.                   Notice of Dissolution of Group:

Not applicable

Item 10.                 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2007	MURRAY GALINSON

/s/ Murray Galinson
Name: Murray Galinson